UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. )

1.	Name of the Registrant: Willis Lease Finance Corporation
2.	Name of Person Relying on Exemption: Four Tree Island Advisory LLC
3.	Address of Person Relying on Exemption: 126 Daniel Street, Suite 120 Portsmouth, New Hampshire 03801
4.	Written Materials. The following written materials are attached: Press Release, dated May 11, 2026.

* * *

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Four Tree Island Advisory LLC is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Four Tree Island Advisory LLC and its affiliates.

PLEASE NOTE: Four Tree Island Advisory LLC is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Four Tree Island Advisory Urges Willis Lease Finance Stockholders to Vote “AGAINST” Proposals at Upcoming Annual Meeting and Demand Board Accountability

Highlights $52.1 million 2025 Compensation for Executive Chairman Charles Willis Far Exceeds Pay at Exponentially Larger, Better-Performing Companies

Calls on Stockholders to Send a Clear Message of Dissatisfaction by Opposing All Proposals Other than Ratification of Independent Auditor

PORTSMOUTH, N.H., May 11, 2026 (GLOBE NEWSWIRE) -- Four Tree Island Advisory LLC (“Four Tree Island”), a top-10 stockholder of Willis Lease Finance Corporation (NASDAQ:WLFC) (“WLFC” or the “Company”) based on public information, today urged fellow stockholders to vote AGAINST all proposals set forth in WLFC’s proxy statement for the 2026 Annual Meeting of Stockholders scheduled to be held on May 26, 2026 (the “Annual Meeting”), except the proposal to ratify the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm.

As WLFC stockholders consider how to vote their shares at the upcoming Annual Meeting, Four Tree Island believes that stockholders should focus on Executive Chairman Charles Willis’s egregious $52.1 million in total 2025 compensation as disclosed in the Company’s proxy statement, which appears entirely unjustifiable in light of the Company’s size and 2025 total shareholder returns (TSR), and even more absurd when compared to pay levels at far larger, better performing companies.

Equilar, a leading provider of corporate leadership data solutions that specializes in executive compensation, published “Equilar 100: An Early Look at the Highest-Paid CEOs in 2025” on April 23, 2026 (https://www.equilar.com/reports/126-highest-paid-ceos-2026-equilar-100.html).

Using the list of the top 20 highest-paid CEOs in 2025 as identified in Equilar’s report and comparing it with year-end 2025 market capitalizations and 2025 TSR for those companies, WLFC’s compensation practices stand out in stark relief:

•	If Executive Chairman Willis were included in the Equilar 100 analysis, his 2025 total compensation would place him 18th highest paid, ahead of Nvidia CEO Jensen Huang, despite WLFC’s dramatically smaller scale (0.02% the market capitalization of Nvidia) and weaker stock performance (WLFC’s TSR underperformed that of Nvidia in 2025 by 73%: +39% for Nvidia vs. -34% for WLFC).

•	The smallest market capitalization among companies with a top 20 paid CEO in 2025 was roughly 14x the size of WLFC’s market capitalization.

•	The median market capitalization for a company with a top 20 paid CEO in 2025 was approximately 174x the market capitalization of WLFC.

•	The weakest 2025 TSR for companies with a top 20 paid CEO in 2025 still exceeded WLFC’s 2025 TSR by ~1,300 basis points.

•	The median TSR for a company with a top 20 paid CEO in 2025 was 68% better than WLFC’s 2025 TSR.

In our view, it is impossible to reconcile approximately $52.1 million in 2025 compensation for an Executive Chairman – who is not the Company’s CEO – with the economic reality faced by WLFC’s minority stockholders. When an executive at a small cap company is effectively paid like the leadership of exponentially larger, better performing enterprises, we believe stockholders are entitled to ask whether the Board is fulfilling its fiduciary responsibilities.

Four Tree Island previously outlined significant concerns about WLFC’s governance, related party transactions and executive compensation practices in a letter sent privately to the independent members of the Board on January 6, 2026, which was subsequently made public as an attachment to its March 30, 2026 press release. These concerns focus on whether the Board has exercised appropriate oversight and care in approving executive compensation arrangements and other matters that primarily benefit Executive Chairman Willis.

In his letter to stockholders accompanying the proxy statement for the Annual Meeting, Executive Chairman Willis stated that “the Board values your engagement.” Consistent with that invitation, Four Tree Island Advisory is calling on minority stockholders to send a clear message this year.

Four Tree Island therefore urges WLFC stockholders to:

•	Vote AGAINST every proposal at the Annual Meeting, except the proposal to ratify Grant Thornton LLP as WLFC’s independent auditor.

•	Recognize that the Company needs to secure support from 80% of the outstanding shares to approve the proposed increase in share capital and potential 3-for-1 forward stock split proposal (the “Charter Amendment”), so minority stockholders will determine whether this proposal passes or not. In our view, the Board has routinely made decisions benefiting Executive Chairman Willis at the expense of minority stockholders, so we question the true motivations for the Board seeking approval of the Charter Amendment. As indicated in Four Tree Island’s original private letter to the Board sent on November 25, 2025 and made public on January 6, 2026, WLFC has suffered a consistent, high rate of stockholder dilution through stock-based compensation. Four Tree Island submits that anything that may be used to potentially further dilute minority stockholders is not deserving of an affirmative vote, and a protest AGAINST vote is warranted based on Executive Chairman Willis’s egregious compensation alone.

Based on an abundance of outreach from fellow WLFC stockholders, Four Tree Island believes that minority investors share serious concerns regarding the Company’s executive compensation, governance and capital allocation. The firm encourages stockholders to convey their views directly to the Board. According to the Company’s proxy statement, communications to the Board may be directed through WLFC’s General Counsel and Corporate Secretary, who can be reached at cdameron@willislease.com.

Stockholders should refer to their proxy materials for detailed instructions on how to vote or change previously submitted votes. According to the Company’s proxy materials, votes must be received by 11:59pm Eastern Time on May 25, 2026, and may be submitted by telephone or online at proxydocs.com/WLFC. Stockholders who have already voted retain the right to change their vote at any time before the deadline.

THIS COMMUNICATION IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY AND DOES NOT REQUEST OR SEEK THE POWER TO ACT AS A PROXY FOR ANY STOCKHOLDER. DO NOT SEND US YOUR PROXY CARD. FOUR TREE ISLAND IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. FOUR TREE ISLAND IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contact

Four Tree Island Advisory LLC

info@fourtreeislandadvisory.com

(603) 427-8053